[InSite Vision Letterhead]

April 10, 2013

VIA EDGAR

Mr. Jeffrey P. Riedler, Assistant Director

Ms. Amy Reischauer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	InSite Vision Incorporated (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed April 4, 2013
File Number 000-22332

Dear Mr. Riedler and Ms. Reischauer:

Thank you for your letter, dated April 10, 2013, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 4, 2013 (the “Preliminary Proxy Statement”). This letter contains the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment is displayed in italic text below as set out in your letter.

Proposal Four—Reverse Stock Split of the Company’s Common Stock and Amendment to the Certificate of Incorporation to Effect the Reverse Stock Split of the Company’s Outstanding Common Stock, page 19

You disclose that the amendment to your certificate of incorporation to effect the reverse stock split will not change the authorized number of shares of your common or preferred stock. Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized shares of common stock available for issuance that will result upon the realization of the proposed reverse stock split. If such plans exist, please disclose all material information.

Response:

The Company has no current plan, agreement or understanding to issue any of its authorized but unissued shares of common stock or preferred stock. The Company will include the following underlined language in its definitive proxy statement, on Page 19 at the end of the second paragraph of Proposal Four:

“Therefore, the Board of Directors has decided that it is in the best interests of the Company’s stockholders to (a) authorize the Board of Directors of the Company to effect, in its discretion prior to May 29, 2014, a reverse stock split of the issued and outstanding shares of

Common Stock, par value $0.01 and any shares held in treasury, at a reverse stock split ratio ranging from 1-for-4 to 1-for-10, as determined by the Board of Directors, and (b) approve a corresponding amendment to the Company’s Certificate of Incorporation, in the form attached to this Proxy Statement as Annex A, to effect the reverse stock split, subject to the Board of Director’s authority to abandon such amendment. Upon the effectiveness (the “Effective Time”) of the Amendment to Certificate of Incorporation effecting the reverse stock split, the issued and outstanding shares of the Common Stock immediately prior to the Effective Time will be reclassified into a smaller number of shares such that a stockholder will own one new share of the Common Stock for each 4 to 10 shares of issued common stock held by that stockholder immediately prior to the Effective Time. The exact split ratio within the 1-for-4 to 1-for-10 range will be determined by the Board of Directors prior to the Effective Time and will be publicly announced by the Company. The Amendment to the Company’s Certificate of Incorporation to effect the reverse stock split will not change the authorized number of shares of Common Stock or preferred stock of the Company or the par value of the Common Stock or preferred stock. The Company does not currently have any plan, agreement or understanding to issue any of the increased number of authorized but unissued shares of common stock that will result if the reverse stock split is effected.

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As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact Shelly Wong, the Company’s Controller, at (510) 747-1282 or Timothy R. Curry, the Company’s external counsel, at (650) 739-3987.

Sincerely,

/s/ Louis Drapeau

Louis Drapeau
Chief Financial Officer
InSite Vision Incorporated

cc:	Shelly Wong, Controller, InSite Vision Incorporated
Timothy R. Curry, Partner, Jones Day

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